SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 34)

Public Storage

(Name of Issuer)

Common Shares of Beneficial Interest, $.10 par value

(Title of Class of Securities)

74460D-10-9

(CUSIP Number)

David Goldberg

22917 Pacific Coast Highway #300

Malibu, CA 90265

(310) 774-5332

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Wayne Hughes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 448,880 (1)
	8.	SHARED VOTING POWER 9,000 (2)
	9.	SOLE DISPOSITIVE POWER 448,880 (1)
	10.	SHARED DISPOSITIVE POWER 9,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,880 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26% (1), (2)
14.	TYPE OF REPORTING PERSON REPORTING IN

(1)	Includes shares held indirectly. Percentage of class based on number of shares outstanding at July 30, 2021.
(2)	Includes shares held beneficially by spouse.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Wayne Hughes, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 5,114,728 (1)
	8.	SHARED VOTING POWER 11,348 (2)
	9.	SOLE DISPOSITIVE POWER 5,114,728 (1)
	10.	SHARED DISPOSITIVE POWER 11,348 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,126,076 (1), (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1), (2)
14.	TYPE OF REPORTING PERSON REPORTING IN

(1)	Includes shares held indirectly and shares beneficially owned by children. Percentages of class based on number of shares outstanding at July 30, 2021.
(2)	Includes 11,348 shares held of record jointly by B. Wayne Hughes, Jr. and Tamara Hughes Gustavson.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tamara Hughes Gustavson (formerly Tamara L. Hughes)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 17,636,819 (1)
	8.	SHARED VOTING POWER 18,148 (2)
	9.	SOLE DISPOSITIVE POWER 17,636,819 (1)
	10.	SHARED DISPOSITIVE POWER 18,148 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,654,967 (1), (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1), (2)
14.	TYPE OF REPORTING PERSON REPORTING IN

(1)	Includes shares held indirectly. Percentages of class based on number of shares outstanding at July 30, 2021.
(2)	Includes 11,348 shares held of record jointly by B. Wayne Hughes, Jr. and Tamara Hughes Gustavson, 1,300 shares beneficially owned by spouse and 5,500 shares beneficially owned jointly with spouse.

This Amendment No. 34 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), relating to the common shares of beneficial interest, par value $.10 per share, of Public Storage, Inc., the predecessor of Public Storage (the “Issuer”), previously filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (together, the “Reporting Persons”). This Amendment is being filed to update the Schedule 13D to reflect that the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Because neither B. Wayne Hughes nor B. Wayne Hughes, Jr. is individually a beneficial owner of more than 5% of the outstanding common shares, they are no longer subject to the reporting requirements of Section 13(d) or (g) of the Exchange Act. Tamara Hughes Gustavson is separately making a Schedule 13D filing reporting her beneficial ownership.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of shares reported beneficially owned by each Reporting Person is determined based upon 175,228,245 shares outstanding as of July 30, 2021, as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. As of August 12, 2021, each Reporting Person owned (or was deemed to own) the aggregate number of shares set forth below opposite his or her name.

Reporting Person	No. of Shares		Approximate % of Shares Outstanding
B. Wayne Hughes	457,880	(1)	0.3%
B. Wayne Hughes, Jr. and Tamara Hughes Gustavson	11,348	(2)	0.0%
B. Wayne Hughes, Jr.	5,114,728	(3)	2.9%
Tamara Hughes Gustavson	17,643,619	(4)	10.1%

(1)	Includes shares held indirectly and shares beneficially owned by Mr. Hughes’s spouse.
(2)	Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.
(3)

Includes shares owned indirectly by Mr. Hughes, Jr. and shares beneficially owned by Mr. Hughes, Jr.’s children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

(4)

Includes shares held indirectly by Ms. Gustavson and shares owned beneficially by Ms. Gustavson’s spouse. Excludes shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

During the 60-day period ending August 12, 2021, the Reporting Persons purchased or sold the number of shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.

Reporting Person	Transaction Date	No. of Shares Acquired	Price Per Share	Type of Transaction
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$144.97	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$164.62	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$176.19	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$187.91	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$258.49	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$223.93	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$193.71	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$218.22	Stock Option Exercise
B. Wayne Hughes, Jr. Living Trust (1)	07/07/21	5,000	$190.90	Stock Option Exercise

(1)	B. Wayne Hughes, Jr. is the trustee for the B. Wayne Hughes, Jr. Living Trust.

On August 3, 2021, B. Wayne Hughes, Jr. made a charitable donation of 33,000 shares to a foundation for no consideration. As chairman of the foundation, Mr. Hughes, Jr. has voting power over such shares.

To the best of the Reporting Persons’ knowledge, except as disclosed herein, none of the Reporting Persons has any beneficial ownership of any shares as of August 12, 2021, engaged in any transaction in any shares during the 60-day period ending August 12, 2021.

Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 8:	Power of Attorney, dated as of March 9, 2006 (incorporated by reference to Exhibit 8 to Amendment No. 25 on Schedule 13D/A filed on March 9, 2006).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

*
B. Wayne Hughes

*
B. Wayne Hughes, Jr.

*
Tamara Hughes Gustavson

August 12, 2021

* David Goldberg as attorney-in-fact

/s/ David Goldberg
David Goldberg